Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following communication was made available by Marcelo Claure, Executive Chairman of Sprint, on Twitter:

Tweet: Get excited – we just announced more details on our @Sprint @TMobile merger that will create the true leader in mobile #5G! #5GForAll [investor info: AllFor5G.com/disclaimer ]

Tweet: #5G is the SINGLE MOST IMPORTANT infrastructural investment in our lifetimes, and we are making it happen. I just published a blog post that outlines how this merger will truly benefit consumers. #5GForAll http://newsroom.sprint.com/why-sprint-t-mobile-great-for-competitiveness-consumers-and-jobs.htm

Tweet: Together we have $40 BILLION in planned investments to enable FASTER and more ECONOMICAL DEVELOPMENT of a broad and deep NATIONWIDE #5G NETWORK. #5GForAll

Tweet: Simply put: Consumers will get LOWER PRICES and BETTER SERVICE with a combined @Sprint and @TMobile!! #5GForAll http://newsroom.sprint.com/why-sprint-t-mobile-great-for-competitiveness-consumers-and-jobs.htm

Tweet: Around 14 MILLION Americans currently have NO ACCESS to mobile LTE high-speed broadband: THAT WILL CHANGE. America’s RURAL consumers will FINALLY receive faster and better broadband AND it will be enhanced by retail service at 600 NEW stores. #5GForAll

Tweet: We will add THOUSANDS of direct employees in the U.S. and thousands of other contractors and indirect employees to help us build out the #5G network! #5GForAll

Tweet: As you can see, the numbers don’t lie. The @Sprint @TMobile merger is the most important merger in U.S. history, and we can’t afford to miss this once-in-a-lifetime opportunity. #5GForAll http://newsroom.sprint.com/why-sprint-t-mobile-great-for-competitiveness-consumers-and-jobs.htm

The following communication was made available by Michel Combes, Chief Executive Officer of Sprint, on Twitter:

Tweet: Check out @MarceloClaure’s great blog about how our merger with @TMobile will accelerate our plans to deliver BETTER SERVICES at LOWER PRICES and benefit consumers everywhere. #5GForAll [investor info: allfor5g.com/disclaimer ] http://newsroom.sprint.com/why-sprint-t-mobile-great-for-competitiveness-consumers-and-jobs.htm

The following communication was made available by Sprint on Twitter:

Tweet: Why @Sprint + @TMobile = Great for Competitiveness, Consumers and Jobs #5GForAll [investor info: sprint.co/2M5Mozw ] sprint.co/2M0wZAL

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”)T-Mobile will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and Sprint’s Current Reports on Form 8-K, filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

http://newsroom.sprint.com/why-sprint-t-mobile-great-for-competitiveness-consumers-and-jobs.htm:

Why Sprint + T-Mobile = Great for Competitiveness, Consumers and Jobs

By Marcelo Claure, Executive Chairman

June 19, 2018

Today we took a big next step toward gaining regulatory approval for what we believe is the most important merger in U.S. history. In a filing with the FCC, we’ve laid out in detail our plans to combine forces with T-Mobile to create the best nationwide 5G network and at the same time bringing lots of other benefits to consumers, create jobs, and position us – and our country – as the true leader in mobile 5G.

The filing makes the case for why this is a great deal for U.S. competitiveness, U.S. consumers, and U.S. job growth, and also provides some pretty powerful and compelling statistics in support of our plans. This isn’t light reading - the filing is nearly 700 pages long - so here’s a summary of the main benefits:

This merger will allow us to deliver FASTER and DEEPER DEPLOYMENT of a NATIONWIDE 5G NETWORK through $40B in planned business and network INVESTMENTS.

•	Combining Sprint’s capacity and T-Mobile’s coverage will deliver a robust 5G network and improve LTE service

•	We expect to provide faster access to more cell sites than either of our companies could deliver on their own

•	AT&T and Verizon will be forced to accelerate and increase investment in their 5G network plans

Our combined company will be able to offer LOWER PRICES, BETTER SERVICE and NEW OFFERINGS to MORE consumers. Here’s what to expect.

•	An increase in network capacity – more supply means consumers will be paying less and getting more

•	Greater choices for enterprise business customers at a lower unit price

•	A new lower priced and higher quality alternative to in-home wired broadband

•	And we look forward to disrupting the video distribution marketplace

Many rural Americans don’t have access to high-speed mobile LTE broadband, but the new company will offer them IMPROVED BROADBAND and RETAIL SERVICE. Rural communities can expect:

•	Download speeds of at least 10 Mbps to 45.9M rural residents

•	Better outdoor wireless coverage to reach 59.4M rural residents and indoor wireless coverage to reach 31M rural residents

•	Fixed in-home broadband service of at least 25/3 Mbps to 52.2 million rural residents

•	And, 600 new stores!

The combined Sprint and T-Mobile will be a JOBS CREATOR, and we’re talking THOUSANDS.

•	We will create more than 3,000 direct jobs initially

•	In just a few years, that will increase to more than 11,000 jobs

•	And, thousands more jobs will be created to support our 5G network build-out

In almost 700 pages, there are SO many reasons why this merger is necessary and will benefit all of YOU! So, we’ve updated our transaction website (https://allfor5g.com/) with additional information on the benefits of the merger.

We’ve said it before and we’ll say it again: 5G is the single most important American infrastructure project of our lifetimes. Upgrading American wireless networks to 5G technology will have massive impacts on the U.S. economy and its competitiveness in the decades ahead.

Together with T-Mobile, we can go further and faster to create a stronger competitor, benefits for consumers and spur incredible economic growth in wireless and beyond. By bringing together the complementary combination of Sprint’s capacity and T-Mobile’s coverage, we can deliver the first and best nationwide 5G network – faster than anyone, cheaper and with less impact to LTE connectivity.

Sprint and T-Mobile are fighting on behalf of consumers to put an end to limited options and high prices. We’re here for more choice, lower prices, and better services. That’s what we stand for, and we are ready to deliver on our promises. We can’t wait to combine our talented teams to create an even more powerful force for change in wireless and beyond.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com, and in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A — Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile and Sprint assume no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

Dear partners,

Two months ago when we announced our agreement to combine with T-Mobile, we promised to keep you up to speed with any significant progress. We want to tell you about two key developments in our merger efforts.

Public Interest Statement

Earlier today, we took a critical first step in the regulatory approvals process by filing a Public Interest Statement with the Federal Communications Commission.

The PIS details how a combined Sprint and T-Mobile will deliver more wireless choice, better value and lower prices – and will cement America’s global leadership in 5G.

The PIS is a lengthy and dense document, but it will likely get a lot of attention in the media, so we want you to understand the key points:

•	This merger will deliver faster and deeper deployment of a nationwide 5G network through $40 billion in planned investments. Combining Sprint and T-Mobile assets will enable us to deliver a robust, nationwide 5G network that, by 2024, will have double the total capacity and triple the 5G capacity of T-Mobile and Sprint combined, with 5G speeds four to six times what we could achieve on our own.

•	Our combined company will offer lower prices, better service and new offerings to more consumers. The dramatic increase in network capacity will result in increased choice and competition, as well as faster and more reliable services to customers everywhere, including rural America. With 5G, the combined company will create a viable alternative for millions of Americans by enabling mobile to compete on par with fixed broadband, driving prices lower and improving service.

•	The combined Sprint and T-Mobile will create thousands of jobs. We plan to add more than 3,000 jobs initially, increasing to more than 11,000 jobs in just a few years, with thousands of other contractor and indirect employees brought on board. As a combined company, we plan to hire employees to:

•	Build the new network.

•	Extend T-Mobile’s customer care model to a wider subscriber base.

•	Support customers in growing segments, such as in-home broadband, enterprise and the Internet of Things.

We believe combining forces is the right decision for the future of Sprint, as merging with T-Mobile will create opportunities for you as part of a stronger, more competitive organization.

As we’ve said all along, this transaction is the most important merger in U.S. history, and 5G is the single most important American infrastructure project of our lifetimes.

We must seize this once-in-a-lifetime opportunity.

Please check out today’s blog for more details on the benefits of a combined company.

Integration planning

The second development we want to share is the steps we’re taking to prepare for the integration of two great companies, pending all the necessary regulatory approvals. It’s critically important that we execute a successful, seamless integration, which will benefit our Sprint partners, U.S. consumers, businesses and Sprint shareholders, including you.

To do this, we’ve created the Integration Management Office, led by Kevin Crull, our chief strategy officer. The IMO is organized around several work streams, including IT and Customer Care; postpaid customer migration; and growth and cost synergies. T-Mobile has created an IMO that mirrors our structure.

Members of the Corporate Strategy and Business Development team will initially staff the IMO. We will add a small number of dedicated experts in various functions and will seek support from others across the business as needed to support our integration efforts.

We want to be very clear that integration planning must not deter us from maintaining business as usual, and we will continue to be independent companies until closing. The IMO team is accountable for all planning activities, and they will involve business owners as appropriate and necessary. In the coming weeks, Kevin will share more details on the structure and staffing of the IMO, as well as its priorities and governance.

Meanwhile, we must focus on our day-to-day responsibilities and our four priorities as a company:

1.	The Network Built for Unlimited (at the BEST Price)

2.	Unlimited for All value proposition

3.	Best digital customer experience

4.	Great place to work

Your passion, commitment and drive will help us deliver a fantastic year and position us to succeed in the future. And just as we are holding you accountable for your performance, we expect you to hold us accountable in return. Thank you, and let’s continue motivating each other!

Marcelo Claure Executive chairman O: 913-794-1101 marcelo@sprint.com	Michel Combes CEO O: 913-315-5780 michel.combes@sprint.com

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) T-Mobile will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and Sprint’s Current Reports on Form 8-K, filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

CREATING ROBUST COMPETITION IN THE 5G ERA

DISCLAIMER

1 June 19, 2018 Accelerating competition inthe 5g era

TABLE OF CONTENTS Page EXECUTIVE SUMMARY OF THE PIS (PUBLIC INTEREST STATEMENT) 3 TRANSACTION OVERVIEW 6 CREATING ROBUST COMPETITION IN THE 5G ERA 7 Unmatched Service at Lower Prices for More Consumers 7 Creating a Leading Innovator to Accelerate Competition Across Industries 8 U.S. Must Lead Innovation Again 9 5G is Truly Revolutionary with Massive Economic Benefit 10 Breadth and Depth to Create First Nationwide 5G Network 11 A Job Creating Combination 12 SIGNIFICANT VALUE CREATION FOR ALL STAKEHOLDERS 12 New T-Mobile Will Deliver Significant Synergies 12 Poised for Significant Margin Expansion 14 Credit Strength and Flexible Capital Structure 15 Strong Free Cash Flow to Fuel Deleveraging Over Time 15 PROVEN OPERATIONAL PLAN FOR SUCCESS 16 Proven Operational Plan 16 Proven Track Record Points to Successful Model 17 SUMMARY 18 2

EXECUTIVE SUMMARY OF THE PIS (PUBLIC INTEREST STATEMENT) This Public Interest Statement demonstrates the proposed merger is necessary to accomplish a goal critical to enhancing consumer welfare in this country: the rapid and widespread deployment of 5G networks in a market structure that spurs rivals to invest in a huge increase in capacity, and, correspondingly, to drop tremendously the price per gigabyte. New T-Mobile will be able to leverage a unique combination of complementary assets to unlock massive synergies in order to build a world leading nationwide 5G network that will deliver unprecedented services to consumers, increasingly disrupt the wireless industry, and ensure U.S. leadership in the race to 5G.    Consumer Benefits Are Compelling. This transaction is a unique opportunity to deliver myriad compelling benefits for American consumers, which would not be achievable in the absence of the merger: â–ª New T-Mobile Will Build a World-Class Nationwide 5G Network That Will Leapfrog Verizon and AT&T’s Networks. New T-Mobile will invest nearly $40 billion to combine the complementary spectrum, sites and assets of T-Mobile and Sprint to deliver a robust, nationwide world-class 5G network and services sooner than otherwise possible. Current Sprint customers will realize 4G LTE coverage benefits; T-Mobile customers will realize improvements from the greater depth of spectrum; and, as the 5G network is built out, the speed and capacity gains will be significant. By 2024, the network will have approximately double the total capacity and triple the total 5G capacity of T-Mobile and Sprint combined, with 5G speeds four to six times what they could achieve on their own. In the face of this challenge, Verizon and AT&T will need to respond with improved and accelerated 5G network investment and deployment to the betterment of all consumers and the country. â–ª American Consumers Will Pay Less and Get More. As New T-Mobile expands its capacity, the cost of delivering each gigabyte of data to customers will be greatly reduced—capacity will double and the cost of delivering data will plummet. New T-Mobile will compete aggressively with lower prices to take market share from Verizon and AT&T, allowing more customers to enjoy the benefits of its increased capacity.1 This benefit will not be limited to T-Mobile’s customers. Indeed, an economic analysis by Dr. David Evans concludes that building the nationwide 5G network will provoke competitive responses from Verizon and AT&T that result in as much as a a 55 percent decrease in price per GB and a 120 percent increase in cellular data supply for all wireless customers.2 Consumers get both a dollar and also a data dividend from the merger. â–ª New T-Mobile Will Deliver Fiber-Like Speeds That Enable Exciting and Innovative Uses on a Broader Basis. New T-Mobile’s nationwide 5G network will make possible real-time interactivity and a significantly enhanced user experience. The new network will virtually eliminate the constraints consumers currently experience in congested environments, allowing for near instantaneous sharing and downloading of content from almost any location. This will transform the way Americans live, work, travel, and play by facilitating an enormous variety of Internet of Things (“IoT”) applications, as well as the full spectrum of connected devices. Even better, the broad geographic reach of New T-Mobile’s 5G network will facilitate the use of advanced applications that are critically needed in small towns and rural communities. â–ª New T-Mobile Will Provide a Bona Fide Alternative to Traditional In-Home Broadband Providers. New T-Mobile’s robust, nationwide 5G network will eliminate the speed and capacity differential between mobile and in-home wired broadband for many Americans, allowing millions more Americans to free themselves from the grip of traditional in-home broadband providers. The new 5G network’s speeds, capacity, and low prices will allow consumers to “cut the cord” and use their mobile wireless service as their broadband service both inside and outside the home and pocket the savings from eliminating an unnecessary and costly wired broadband bill month after month. New T-Mobile will also offer an aggressively priced wireless in-home broadband solution to compete head-on with the traditional providers. â–ª The Merger Will Create Expanded Choices for Enterprise and Video Customers. The merger also will unleash a maverick Un-carrier delivering competition and lower prices for customers of other services. New T-Mobile will have the scale, spectrum, 1 Declaration of G.Michael (“Mike”) Sievert, President and Chief Operating Officer, T-Mobile US, Inc., Appx. C. at ¶21.(“Sievert Decl.”). 2 See Evans, David S., Market Platform Dynamics,
“Economic Analysis of the Impact of the Proposed Merger of T-Mobile and Sprint on the Deployment of 5G Cellular Technologies, the 5G App Ecosystem, and Consumers, Enterprises, and the Economy, Appx. G at ¶¶219-37 (“Evans Decl.”). 3

and financial strength to disrupt the enterprise segment and video marketplace with innovative products and services that will bring much-needed competition, innovation, and consumer choice to these areas. â–ª Rural Americans Win Big with Better Service, Including High Speed Broadband. New T-Mobile will bring increased broadband coverage to rural Americans, along with improved signal quality and increased network capacity that will enable data-intensive applications and superior rural consumer experiences. This improved service will be accompanied by enhanced customer service through 600 or more new stores and up to five call centers located to serve rural areas and small towns. â–ª Accelerated 5G Deployment Will Help the United States Continue to Lead the World. As Chairman Pai has stated, the United States should “be the best country for innovating and investing in 5G networks”3 and “continue[] to lead in 5G and to enable wireless consumers to benefit from these technologies sooner rather than later.”4 New T-Mobile’s 5G nationwide network will help ensure that this leadership happens right here in the United States. â–ª The Merger Will Create Thousands of Additional American Jobs. Finally, the merger will create jobs on New T-Mobile’s first day and going forward. New T-Mobile will hire employees to build the new network; extend the Un-carrier customer care model to a wider subscriber base; and support customers in growing segments like in-home broadband, enterprise, and IoT. New T-Mobile’s increased investment and rapid growth—and resultant accelerated roll-out of 5G services—also will stimulate thousands of additional jobs throughout the U.S. economy. Competition Will Intensify. The merger is resoundingly pro-competitive and pro-consumer: â–ª New T-Mobile Will Be a Disruptive Consumer-Focused Un-carrier. New T-Mobile will have the scale and resources to take the Un-carrier movement to the next level and into new market segments. The combined company will have lower costs and the incentives to engage in aggressive pricing to expand its 4G LTE customer base as the industry continues its major transformation towards 5G. To date, T-Mobile and Sprint, individually, have not been able to materially erode Verizon and AT&T’s wireless market share or overcome their scale advantages. New T-Mobile, however, will be able to go toe-to-toe with the two larger rivals to the benefit of competition and consumers. â–ª New T-Mobile Will Have Incentives to Compete Aggressively. The combined company’s network will have enormous capacity that will incentivize New T-Mobile to compete vigorously to “fill up” the network. This increased pressure to utilize added capacity is supported by New T-Mobile’s financial plan, which calls for the company to provide a combination of greater value and lower cost for conventional data services and to continue offering subscribers more data each year without increasing prices. Indeed, as Dr. David S. Evans substantiates, added capacity has historically reduced unit prices for consumers, and it will continue to do so here. â–ª T-Mobile and Sprint Are Merging to Beat Verizon and AT&T, Not to Be Like Them. Verizon and AT&T are investing in a wide array of businesses in recognition of a converging broadband market, and therefore their attention and resources are spread across a lot of areas. New T-Mobile will be laser-focused on improved broadband connectivity at a lower price. This means New T-Mobile will not be coordinating with AT&T, Verizon, or other large players to increase prices or restrict the amount of data delivered per dollar. â–ª Other Large Players Will Intensify Competition Further. Many significant companies, particularly Comcast and Charter, but also DISH and Google, have successfully entered or are on the verge of entering the wireless market, demonstrating the intensity of current competition in the sector. Indeed, renowned economists Professor Steven Salop and Dr. Yianis Sarafidis find that, “a conclusion that there will be higher risk of coordination after this merger cannot be supported” by the totality of the evidence and economic analysis. 5    3 Chairman Ajit Pai, Remarks at Mobile World Congress, Barcelona, Spain (Feb. 26, 2018), https://apps.fcc.gov/edocs_public/attachmatch/DOC-349432A1.pdf. 4 Chairman Ajit Pai, Remarks at Mobile World Congress Americas, San Francisco, CA (Sept. 12, 2017), https://docs.fcc.gov/public/attachments/DOC-346666A1.pdf. 5 Declaration of Professor Steven C. Salop and Dr. Yianis Sarafidis, Charles River Associates, Appx. H, at ¶8 (“Salop/Sarafidis Decl.”).    4

T-Mobile’s Chief Executive Officer John Legere aptly captures the benefits of this transaction for consumers and competition: “We are committing nearly $40 billion to bring this company into the 5G era over the first 3 years, with the majority of this investment focused on the rapid enhancement of the network, in order to retain our existing customer base, attract new customers, and benefit from being first to deliver transformative 5G services across the country. That’s why we plan to expand T-Mobile’s unique customer service model to Sprint while we subsequently deliver better coverage, reliability, and speed. And that’s why we will keep prices low for consumers, who are vital to our ability to build out 5G infrastructure across the country. When it comes to changing how the wireless industry operates, we’re only getting started.6    For these reasons, the grant of the T-Mobile and Sprint applications to transfer their authorizations to New T-Mobile clearly will serve the public interest, convenience and necessity. 6 Declaration of John Legere, Chief Executive Officer, T-Mobile US, Inc., Appx. A, at ¶23 (“Legere Decl.”). 5

TRANSACTION OVERVIEW

Transaction Highlights

- T-Mobile and Sprint to merge in an all-stock transaction at an exchange ratio of 0.10256x T-Mobile shares for each Sprint share (or the equivalent of 9.75 Sprint shares for each T-Mobile share).
- Deutsche Telekom and Softbank are rolling their entire economic ownership stakes into New T-Mobile.
- Total implied enterprise value of $59.2 billion for Sprint and $145.5 billion for the combined company.
- Post deal closing: Based on ownership levels as of the date of agreement, it is expected that T-Mobile shareholders will own approximately 67.0% and Sprint shareholders will own approximately 33.0%. Deutsche Telekom to own approximately 41.7%. Softbank to own approximately 27.4%.
- New T-Mobile will be called T-Mobile and will have headquarters in Bellevue, WA with secondary headquarters in Overland Park, KS.

Financial Considerations

- More than $6 billion expected run-rate synergies. Net Present Value ("NPV") of ~$43 billion, net of costs to achieve.
- Strong closing balance sheet: Expected peak leverage of ~2.9x Net Debt[1] / LTM Adjusted EBITDA.[2]
- Fully funded business plan with significant liquidity at close.
- Post close, we expect there to be robust organic deleveraging.

Governance and Management

- Initial New T-Mobile board to consist of 14 directors. Deutsche Telekom to nominate 9 directors (including at least 2 independents) and Softbank to nominate 4 directors (including at least 2 independents). The CEO of New T-Mobile will also be a director.
- Softbank will grant a proxy to vote its New T-Mobile shares to Deutsche Telekom.
- New T-Mobile financial results to be consolidated by Deutsche Telekom.
- Deutsche Telekom's and Softbank's New T-Mobile shares subject to a 4-year lock-up, subject to certain exceptions.
- John Legere will become CEO of New T-Mobile. Tim Höttges will become Chairman of the Board of New T-Mobile. Mike Sievert will become President and COO of New T-Mobile.
- The Directors nominated by Softbank will include Masayoshi Son and Marcelo Claure.

Approvals/Timing

- Expected closing in the first half of 2019, subject to regulatory approvals and certain other customary closing conditions.
- No break-up fees.
- T-Mobile to provide Sprint roaming agreement for 4 years. The agreement will survive in event of termination of the transaction. The agreement is for LTE and is data only.

[1] Excludes tower obligations. [2] Adjusted EBITDA based on T-Mobile's as reported definition which is unburdened for stock-based compensation.

NEW T-MOBILE ECONOMIC SHAREHOLDER OWNERSHIP



Status Quo
DEUTSCHE TELEKOM
PUBLIC
SOFTBANK
PUBLIC
62.3%
37.7%
83.0%
17.0%
T-MOBILE
SPRINT
Pro Forma
DEUTSCHE TELEKOM
PUBLIC
SOFTBANK
41.7%
30.9%
27.4%
NEW T-MOBILE

Note: Deutsche Telekom ownership in T-Mobile of 62.3% based on T-Mobile fully-diluted shares outstanding of 865m. Softbank ownership in Sprint of 83.1% based on Sprint fully-diluted shares outstanding (assuming cash exercise of all Softbank warrants) of 4,147mm. Fully-diluted shares outstanding based on share prices as of April 27, 2018. Pro forma ownership assumes exchange ratio of 0.10256, implying New T-Mobile fully-diluted shares outstanding of 1,290mm.

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CREATING ROBUST COMPETITION IN THE 5G ERA â–ª New T-Mobile will create robust competition in the 5G era. The key benefits are: o Unprecedented Nationwide 5G Network. New T-Mobile is committed to building out a nationwide 5G network that will provide unprecedented capacity, speed and latency to drive a revolutionary consumer experience, unlocking significant economic value. This will accelerate the position of the U.S. in 5G as New T-Mobile will be the only company able to quickly deploy a broad and deep nationwide 5G network. The country can use this early leadership in 5G to capture a wave of innovation and disruption, benefiting customers and the nation’s economy. o Supercharge Un-carrier Strategy at a Pivotal Time. The unprecedented network capabilities and capacity of New T-Mobile will enable us to provide better service and offer lower prices. This will permit a continuation and expansion of the proven pro-consumer Un-carrier strategy that is fundamentally built around more value and higher consumer satisfaction. The combination will also proactively create new competition and disruption in adjacent markets as well as bring real mobile broadband competition to rural Americans for the first time and new competition for businesses of all sizes. o Job Creator from Day One, Unlocking Economic Value. New T-Mobile will create new jobs from day one by making significant investments to expand Un-carrier customer service, increase the retail footprint, and build out our 5G network. The network expansion will drive rapid investment nationwide in 5G, helping to ensure American leadership in the 5G ecosystem and forcing converged industry leaders to invest more and faster. This will help accelerate the growth of millions of U.S. jobs and drive substantial economic value. Unmatched Service and Competition to Lower Prices for More Consumers â–ª New T-Mobile is committed to continuing and super-charging the Un-carrier mission to change wireless for the good of the customer at a time when 5G will be improving the quality of service and creating additional capacity. This additional capacity, combined with the desire for increased scale at New 7

T-Mobile, will allow the company to continue to aggressively compete on price in the market. New T-Mobile is committed to offering **unmatched service and competing for lower prices** for American consumers and expanding its range of competition to rural and business markets.

- The business ethos that consumers should "pay less and get more" is not a new position, but reflects the **track record of disruption in wireless** that T-Mobile has brought to the industry. Since its creation 5 years ago, the Un-carrier strategy has been responsible for numerous significant innovations in the industry including **Contract Freedom**, which has helped free 180 million Americans from cellphone contracts, and the shift to **Unlimited data**, which has both improved the mobile experience and eliminated overages. Both T-Mobile and Sprint have been price leaders in the past, and New T-Mobile will continue to maintain value leadership in wireless by offering more data at lower prices.
- The creation of New T-Mobile is critical in supercharging the Un-carrier as the increased scale as well as the network capacity benefits from 5G will enable the **PRO-CONSUMER strategy to further improve service quality and compete for lower prices**. This will lead to an **unmatched service experience for more consumers through better coverage, reliability, and speed** from superior multi-band spectrum; the expansion of T-Mobile's unique customer service model to Sprint with significant investment; and major expansion of competition in rural and business markets. The scale of New T-Mobile allows the company to sustainably compete at lower prices for customers and the anticipated **significant increase in capacity** from 5G allows for customers to do more for less .

Creating a Leading Innovator to Accelerate Competition Across Industries

- Over the past several years, we have seen that **all content is going to the internet, and the internet is going mobile**. Convergence has already arrived to the wireless, video, and broadband markets. As evidence:
  - AT&T is now the nation's leading Pay TV provider with 39 million video connections.
  - Comcast had more postpaid phone net additions in 2017 than AT&T and Verizon combined and almost 30% of industry postpaid phone net additions in 1Q18.
  - YouTube is offering live TV.
- While consumers may appreciate the concept of convergence, they really only care about the benefits it can bring: innovation, ease of use and quality of service. The Un-carrier can deliver these benefits by continuing to focus on putting customers first, creating competition with innovative

LOW PRICES, BEST VALUE
Maintained value leadership in wireless with MORE DATA at LOWER PRICES

UNLIMITED DATA REVOLUTION
Created the Unlimited Data Revolution unleashing mobile experiences for customers

CONTRACT FREEDOM
180M customers freed from service contracts


VIDEO
WIRELESS
BROADBAND

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products that deliver mobile services across a variety of platforms at dramatically faster speeds, and being a disruptive force for good.                â–ª New T-Mobile will compete aggressively on ALL FRONTS, continuing its legacy of disrupting and changing the wireless market. The company has immediate plans to be a disruptive force in Pay TV with a first step already taken through Layer3 TV. In broadband, New T-Mobile has a clear ability to provide a real alternative to the incumbents, especially in rural markets, through the rollout of 5G, which is expected to increase real-world speeds dramatically. This will enable consumers to cut the cord from one of their most expensive bills with a real alternative for broadband while benefiting from innovative ways to enjoy content. â–ª New T-Mobile’s robust nationwide 5G network will close the speed differential between mobile and wired in-home broadband and make the combined company a competitive in-home broadband alternative for millions of American households. New T-Mobile plans to bring to market a robust fixed/portable wireless broadband solution for residential use that will have equipment, service packages, and products matching or exceeding those of many current traditional in-home wired broadband providers. â–ª By 2024, we expect to be able to offer fixed in-home broadband service of at least 25/3Mbps to approximately 52 million rural residents over 2.4 million square miles, which equates to approximately 84% of rural residents. â–ª New T-Mobile’s deep spectrum assets and solid financial resources, coupled with Layer3’s experience and marketplace understanding, will position the company to bring innovative and disruptive video services to consumers across the country. â–ª Over the longer term, New T-Mobile’s 5G network will allow the company to offer the nation’s first 5G-delivered in-home and mobile video services. This will include high-quality video content – including HD and 4K – to in-home and mobile locations across the country. â–ª After the merger, New T-Mobile will have the resources necessary to greatly expand its enterprise sales force, which will in turn allow it to more effectively target enterprise customers, deliver products and solutions, and compete in the enterprise marketplace. U.S. Must Lead Innovation Again â–ª New T-Mobile will lead the way on 5G, which will create massive economic benefit. Looking back at the introduction of 4G, the U.S. was a leading adopter of the technology which allowed the U.S. to capture the enormous economic potential from: o Amazing innovation: 4G raised the bar on what you could do on your phone, introducing a new generation of innovative companies like Uber, Snapchat and Venmo that designed applications to utilize the technology. o Global leaders: 4G also helped expand the businesses of established companies like Apple and Netflix who were able to harness its ability to deliver apps through app stores or stream video wirelessly. o Technology job growth: Through new company creation and the expansion of existing companies, 4G helped create millions of new technology jobs in the U.S. and we expect 5G to have a significant impact. According to a GSMA Mobile Economy report, 4.5% of global GDP is estimated to have come from mobile technologies in 2017, equivalent to around $3.6 trillion of economic value. New T-Mobile Network Comparison to 5G is Truly Revolutionary with Massive Economic Standalones (2024) Benefit â–ª The speed, capacity, and response time of 5G will be a game changer and New T-Mobile plans to create the highest capacity mobile network in U.S. history. The creation of New T-Mobile solves the most vexing problems standing in the way of Sprint and T-Mobile building a superior, nationwide 5G network – lack of spectrum and cell site resources needed to deliver capacity and services faster than any other wireless provider in the world. Specifically, by 2024, the New T-Mobile network will have approximately double total capacity and triple the total 5G capacity of T-Mobile and Sprint combined, with 5G speeds four to six times what they could achieve on their own. Average download speeds are expected to increase from 32Mbps in 1Q18 (T-Mobile) to approximately 450Mbps for New T-Mobile in 2024. â–ª This great leap forward in technology will enable connected cities and homes, self-driving cars, smart agriculture, mobile virtual and augmented reality, machine learning, and many more new applications we cannot even imagine today. â–ª New T-Mobile will enable the combined company to support and offer the full range of IoT products and services. It will also allow the combined company to extend the Un-carrier approach to IoT, helping customers take advantage of the latest products and services at lower prices. Two particular areas where New T-Mobile will focus are
“Smart Mobility” and “Smart Communities.” â–ª 5G delivers spectral efficiency improvements due to four main factors: (1) lean carrier design; (2) high bandwidth utilization; (3) improved massive MIMO and beamforming; and (4) inter-cell coordination. The improvement in moving 9

Amazing Innovation
tinder
venmo


Global Leaders
amazon
NETFLIX
Microsoft

New T-Mobile Network Comparison to Standalones (2024)

3x 5G Capacity (Exabytes)	3x 5G capacity (Exabytes) compared to summation of both standalone networks (total capacity with LTE included is likely closer to 2x by 2024)
3.9x to 5.8x Average Throughput (Mbps)	3.9 to 5.8x average throughput (Mbps) compared to the standalone networks
1.5x to 5.8x Peak Throughput (Mbps)	1.5 to 5.8x peak throughput (Mbps) compared to the standalone networks
1.6x to 2.8x US pops served at >100 Mbps	1.6 to 2.8x US pops will be served by the New T-Mobile network at throughputs of 100 Mbps

  - **Amazing innovation**: 4G raised the bar on what you could do on your phone, introducing a new generation of innovative companies like Uber, Snapchat and Venmo that designed applications to utilize the technology.
  - **Global leaders**: 4G also helped expand the businesses of established companies like Apple and Netflix who were able to harness its ability to deliver apps through app stores or stream video wirelessly.
  - **Technology job growth**: Through new company creation and the expansion of existing companies, 4G helped create millions of new technology jobs in the U.S. and we expect 5G to have a significant impact. According to a GSMA Mobile Economy report, 4.5% of global GDP is estimated to have come from mobile technologies in 2017, equivalent to around $3.6 trillion of economic value.

5G is Truly Revolutionary with Massive Economic Benefit

- The speed, capacity, and response time of 5G will be a game changer and New T-Mobile plans to create the **highest capacity mobile network in U.S. history**. The creation of New T-Mobile solves the most vexing problems standing in the way of Sprint and T-Mobile building a superior, nationwide 5G network – lack of spectrum and cell site resources needed to deliver capacity and services faster than any other wireless provider in the world. Specifically, by 2024, the New T-Mobile network will have approximately double total capacity and triple the total 5G capacity of T-Mobile and Sprint combined, with 5G speeds four to six times what they could achieve on their own. Average download speeds are expected to increase from 32Mbps in 1Q18 (T-Mobile) to approximately 450Mbps for New T-Mobile in 2024.
- This great leap forward in technology will enable connected cities and homes, self-driving cars, smart agriculture, mobile virtual and augmented reality, machine learning, and many more new applications we cannot even imagine today.
- New T-Mobile will enable the combined company to support and offer the **full range of IoT products and services**. It will also allow the combined company to extend the Un-carrier approach to IoT, helping customers take advantage of the latest products and services at lower prices. Two particular areas where New T-Mobile will focus are **"Smart Mobility" and "Smart Communities."**
- 5G delivers **spectral efficiency improvements** due to four main factors: (1) lean carrier design; (2) high bandwidth utilization; (3) improved massive MIMO and beamforming; and (4) inter-cell coordination. The improvement in moving

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Average Spectral Efficiency (bps/Hz)				Percentage Increase
Spectrum	Antennas	LTE	5G	
Low band	4x2 MIMO	2.1	2.5	19%
Mid band	4x4 MIMO	2.5	3.8	52%
mmWave	mMIMO	N/A	7	N/A


SPECTRUM AVAILABLE FOR 5G
Sprint
T-Mobile
Mid-band
mmW
Low-band
New T-Mobile
mmW
Dense Urban
Mid-band
Metro
Low-band
Nationwide

from LTE to 5G would result in low-band spectrum receiving a 19% improvement in average spectral efficiency (2.1 bps/Hz to 2.5 bps/Hz) and mid-band receiving a 52% improvement in average spectral efficiency (2.5 bps/Hz to 3.8 bps/Hz).

- If the U.S. is able to lead on 5G, the prize is significant. The CTIA estimates **3 million new jobs including 800,000 construction jobs, $275 billion in investment, and $500 billion in economic growth**, as well as untold potential for innovation.
- However, it is imperative that the U.S. acts today to secure its leadership role. Other countries have seen the opportunity as well and have taken bold steps to give them a head start. The CTIA ranks the U.S. behind both China and South Korea in 5G preparedness, and that needs to be corrected. Fortunately, New T-Mobile is in a unique position to change this by deploying a nationwide 5G network with the breadth and depth to position the U.S. as the global leader in 5G.

Breadth and Depth to Create First Nationwide 5G Network

- New T-Mobile will be singularly positioned to deliver **nationwide 5G in the critical early stage of innovation** due to its:
  - **Unmatched spectrum assets**: Only New T-Mobile has the combination of available spectrum assets to create a broad and deep nationwide 5G network. T-Mobile has available low band spectrum that covers the country, including rural areas. Sprint has large swaths of available mid band spectrum that covers broad metropolitan areas. T-Mobile has mmWave spectrum in key urban markets. Only New T-Mobile will have the combined spectrum assets available to deliver nationwide 5G.
  - **Enhanced financial position**: Building out nationwide 5G will require a significant investment that New T-Mobile will be able to provide. New T-Mobile will have the financial position to invest more in the rollout of 5G than either company could do alone.
  - **Proven leadership and plan**: New T-Mobile has the leadership and experience to rapidly roll out an advancement of this scale. T-Mobile deployed nationwide LTE twice as fast as Verizon and three times faster than AT&T.

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A Job Creating Combination

- The planned increased investment from New T-Mobile to build a 5G network, integrate operations, and increase quality of service will lead to **significant job creation from day one**. New T-Mobile will add more U.S. jobs than standalone T-Mobile and Sprint combined. This will be achieved through:
  - Nearly **$40 billion total investment over 3 years** in achieving integration, expansion and building out 5G network and services with significant labor investment.
  - **Rapid rollout of 5G** which will create thousands of new jobs, particularly construction jobs in rural communities.
  - **Significant expansion of customer care centers** and staffing. Specifically, New T-Mobile will substantially increase its customer care workforce to ensure that it maintains T-Mobile's industry-leading standard of customer care. New T-Mobile expects to open up to five new domestic customer care call centers that will employ approximately 5,600 customer care professionals.
  - **Driving competition into rural markets** with hundreds of new retail locations. Specifically, New T-Mobile plans to open 600 or more new stores to serve small towns and rural areas.
- Within a year of closing, New T-Mobile expects to employ approximately 3,600 more direct internal employees than the two standalone companies would have absent the merger. This is expected to increase to more than 5,000 jobs on a net basis three years after merger approval.

	Run-Rate Synergies ($bn, pre-tax)	Cost to Achieve ($bn)1	NPV of Synergies ($bn) (Net of Costs to Achieve)	Integration Years
Network	~$4+	~$10[2]	~$26	3
Sales, Service & Marketing	~$1+	~$1	~$11	3-4
Back Office	~$1+	~$4	~$6	3-4
Total	~$6+	~$15	~$43+	

Note: All number are approximations and reflect management estimates as of date of presentation. [1]NPV of Synergies net of Costs to Achieve, calculated assuming a discount rate of 8.0% on unlevered free cash flow. Numbers may not add due to rounding. [2] Net of avoided Capital Expenditures.

SIGNIFICANT VALUE CREATION FOR ALL STAKEHOLDERS

- The combination of T-Mobile and Sprint unlocks significant synergies that can be reinvested in the business, creating jobs and rapidly building out the country's first nationwide 5G network.

New T-Mobile Will Deliver Significant Synergies

- The combination is expected to produce **annual run rate synergies of over $6 billion**, **a net present value ("NPV") of synergies of more than $43 billion**, net of costs to achieve these synergies of approximately $15 billion. The principal sources of these synergies comes from the benefit of only having to operate one combined network. The synergy

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breakdown is expected to be 93% OpEx and 7% Capex. The approximately $400-500M in capex synergies derive from lower capital intensity, an assumed 0.5 percentage point reduction relative to service revenue as New T-Mobile will continue to invest aggressively to maintain network leadership. Synergies are significantly enhanced by tax reform and drive rapid free cash flow generation. We expect to achieve roughly 2/3 of the cost synergies by the end of 2021. The discounted costs to achieve (capex and opex) are included in the over $43B synergy estimate. The NPV of synergies is post tax (including the cash flow benefit of NOLs) using a WACC of 8.0%. Note that both the run-rate synergies and the costs to achieve are pre-tax. The $15 billion in costs to achieve (CTA) consist of $10 billion network CTA and $5 billion non-network. The $10 billion network CTA consist of $8 billion opex and $2 billion net capex. The $8 billion in opex is primarily driven by tower and backhaul lease breakage and cost to decommission macro cell sites. The $2 billion in network capex is net of $10 billion in integration capex offset by $8 billion in avoided capex. Non-network CTA includes costs for store rationalization and fleet upgrading, and IT and back office consolidation. The $15 billion in CTA is not a discounted number. The $5 billion in non-network CTA include $1.5 billion in non-network capex. Network synergies primarily include cell site decommissions and capex avoidance. The NPV of the network synergies is approximately $26 billion, net of approximately $10 billion costs to achieve, and the expected integration timeline is 3 years. The run rate synergies are expected to be over $4 billion, or roughly 2/3rds of the total synergies. The opex savings derive from 35,000 decommissioned macro sites, 16,000 avoided macro sites, and 50,000 avoided small cells (compared to sum of standalone plans). The opex savings are partly offset by increased rents from overlaying 2.5GHz spectrum on T-Mobile sites and T-Mobile 600 and AWS spectrum on approximately 11,000 Sprint keep sites. The goal is to deploy 2.5GHz on about 50,000 sites. Sales, Service and Marketing synergies include store consolidation, scale in advertising, and purchasing and logistics. New T-Mobile will attempt to realize these synergies while maintaining and growing a large retail footprint and investing significantly in customer care. The NPV of the sales, service and marketing synergies is expected to be approximately $11 billion, net of $1 billion costs to achieve, and the timeline is expected to be 3 to 4 years. The run rate synergies are expected to be over $1 billion. Savings from store consolidation will be partly offset by increased labor at retained stores to service our customer base. We expect significant savings in advertising and handset costs, offset partly by increased costs for implementing T-Mobile’s higher quality care model for the Sprint customer base. Back office synergies principally revolve around IT and billing costs as well as other fixed G&A functions. New T-Mobile expects the NPV of these synergies to be approximately $6 billion, net of $4 billion costs to achieve, likely to be achieved over 3 to 4 years. The run rate synergies are expected to be over $1 billion. New T-Mobile expects to maintain strong relationships with Deutsche Telekom and Softbank post deal close. We see significant benefits to being part of the Softbank and Deutsche Telekom ecosystems globally. New T-Mobile also expects to realize significant revenue synergies in both wireless and adjacent industries, but we have not quantified these synergies or included them in our calculations. Poised for Significant Margin Expansion New T-Mobile will have a compelling financial profile that is well positioned to reinvest in the business while also delivering margin expansion. The financial projections are conservative numbers based on the projections that we used in the rating agency presentations. Pro forma total revenues are expected to increase at a 2-4% CAGR over the medium term (3-4 years) and 3-5% over the longer term. Pro forma wireless service revenues are expected to Note: Service revenue 1 and Adjusted EBITDA figures do not include the impacts of new increase at a 2-4% CAGR over the medium and longer term. revenue standard. Adjusted EBITDA based on 2 T-Mobile’s as-reported definition which is unburdened for stock-based 3 compensation. Adjusted EBITDA margins calculated based Pro forma Adjusted EBITDA margins are expected to on Service Revenue. Capital Expenditures margins calculated based on Service Revenue. 4Adjusted EBITDA less Capital Expenditures calculated based on Service increase from 40-42% in 2018 to 45-47% in the medium Revenue. term and 54-57% in the long term. Expected Adjusted EBITDA margins are fully burdened by the costs to achieve. Excluding the costs to achieve, Adjusted EBITDA margins in the medium term would be 4 to 5 percentage points higher at 49-52%. The Adjusted EBITDA projections assume no growth in leasing from the current combined Sprint and T-Mobile. Adjusted EBITDA in 2021 is expected to be burdened by slightly more than $2B costs to achieve and by the end of that year we will have incurred over 70% of the cumulative total costs to achieve. 2021 run-rate synergies are at about 2/3 of their long-run level. We do not assume an upfront accounting charge for lease payments for decommissioned sites, but burden EBITDA as these charges are incurred. Pro forma Capex intensity (defined as capex as a percentage of service revenues) is expected to be 18-19% in 2018. In the medium term, the range for capital intensity is expected to be 15-20% before declining to 13-15% in the long term.

- **Adjusted EBITDA less capex margins** are expected to increase from 20-21% in 2018 to 26-30% in the medium term and 42-45% in the long term.

Credit Strength and Flexible Capital Structure

- New T-Mobile intends to have a streamlined single silo corporate debt structure. Excluding tower obligations, at deal close, New T-Mobile is expected to have total debt of approximately $75 – 77 billion, of which investment grade secured debt would be approximately $36 billion, cash of approximately $12 billion and a $4 billion revolving credit facility. Over time, we could increase the secured debt to up to ~$42 billion. At deal close, net debt, excluding tower obligations, is expected to be approximately $63 - 65 billion.
- To achieve this new corporate debt structure, New T-Mobile had lined up fully committed financing of $38 billion resulting in strong opening liquidity, supported by a $4 billion revolving credit facility, and a fully funded business plan. T-Mobile recently reduced committed financing by $8 billion to $30 billion after T-Mobile and Sprint successfully obtained certain consents from their unsecured and spectrum noteholders to ensure an optimal capital structure.
- Pro forma net leverage (defined as net debt / LTM Adjusted EBITDA) at deal close is expected to be approximately 2.9x. While continuing to invest significantly in the business, network, and employees of New T-Mobile, we expect that the strong organic growth and synergy realization will allow for rapid de-leveraging to less than 2x in 3 to 4 years.
- New T-Mobile anticipates corporate rating of mid to high BB, unsecured notes rating of low to high BB, and secured debt rating of low BBB.
- New T-Mobile is committed over the long term to achieving an Investment Grade rating. We are targeting a maximum net leverage of approximately 3x. This discipline will give us the flexibility in our capital structure to seize growth opportunities and support the substantial investments we intend to make in our network.
- Given deleveraging objectives, there are no current plans for dividends or share repurchases.

Pro Forma NewCo

	Amount[1]	Adjusted EBITDA Multiple[2]
IG/Secured Debt[(3)]	$42bn	1.9x
Total Debt	$75-77bn	3.5x
Cash	$12bn	
Net Debt	$63-$65bn	2.9x

[1]Based on estimated 12/31/18 debt and cash balances excluding tower obligations. [2]Adjusted EBITDA based on T-Mobile's pro forma 2018 LTM as-reported definition which is unburdened for stock-based compensation. [3]Excluding tower obligations, secured debt at close of ~$36 billion; could grow to up to $42B post close by refinancing callable/due unsecured debt.

Strong Free Cash Flow to Fuel Deleveraging Over Time

- New T-Mobile expects to grow free cash flow from $1 - $2 billion in 2019 to $10 - $11 billion in the medium term to $16 - $18 billion in the long term. Realization of the synergies is the key driver to achieving the free cash flow targets. All free cash flow forecasts include the costs to achieve.



Free Cash Flow[1]
$1 - 2bn
$10 - 11bn
$16 - 18bn
2019E
3-4 years
Longer term



Net Debt[2]
$66 - 68bn
$50 - 52bn
$6 - 10bn
2019E
3-4 years
Longer term

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Potential Net Leverage
Net Debt² / Adjusted EBITDA³
2.9x
1.8x
0.2-0.3x
2019E
3-4 years
Longer term

[1]Defined as Cash Flow from Operations less Capital Expenditures. [2]Excludes tower obligations. [3]Adjusted EBITDA based on T-Mobile's as-reported definition which is unburdened for stock-based compensation.

- This strong free cash flow generation will enable debt paydown with net debt, excluding tower obligations, projected to decline from $66 - 68 billion in 2019 to $50 - 52 billion over the medium term and $6 - 10 billion over the long term. Net debt is expected to increase in 2019 compared to pro forma 2018 due to a number of contingencies built into the plan including investments in new spectrum.
- The leverage ratio (defined as Net debt/Adjusted EBITDA) is expected to decline from 2.9x in 2019 to 1.8x in the medium term and 0.2 – 0.3x in the long term.

PROVEN OPERATIONAL PLAN FOR SUCCESS

- New T-Mobile has a proven operational plan to integrate T-Mobile and Sprint, deliver on the synergy targets, and build out the nation's first and best 5G wireless network.

Proven Operational Plan

- New T-Mobile intends to integrate the two companies in as **fast and low risk a method as possible while delivering on synergies and protecting the customer experience**. Specifically, the integration plan is based on two objectives:
  - **Anchor on the T-Mobile network:** New T-Mobile will use the T-Mobile network as the anchor network while increasing network density and coverage with Sprint keep sites. The plan includes deploying T-Mobile spectrum across all remaining Sprint sites while deploying Sprint's 2.5 GHz and PCS spectrum across all of T-Mobile's sites. This rapid transition should take approximately 3 years or less and is intended to minimize disruption and protect the customer experience. The New T-Mobile network is expected to operate on approximately 85,000 macro cell sites and 50,000 small cells. On a combined basis, both T-Mobile and Sprint have approximately 110,000 macro cell sites today. The plan is to decommission about 35,000 sites and build 10,000 new sites over time for an eventual macro cell site count of approximately 85,000.
  - **Transition customers ASAP:** New T-Mobile intends to complete the entire transition process within 3 years while maintaining performance standards on the Sprint network. Roughly 20 million Sprint customers already possess handsets that are fully compatible with the T-Mobile network. New T-Mobile


Anchor on
T-Mobile
Network

16

will aggressively transition CDMA voice to VoLTE via handset upgrades and maintain the 800 MHz CDMA network until customers are fully transitioned to minimize disruptions. Billing system transitions will follow minimizing disruption to distribution, care and operations.

We've done this before with metroPCS.

MetroPCS Customer Base on T-Mobile Network



0%
12%
31%
53%
67%
78%
87%
92%
100%
5/1/2013
3Q13
4Q13
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15

% of MetroPCS Spectrum Refarmed



0%
20%
25%
50%
60%
63%
73%
80%
100%
5/1/2013
3Q13
4Q13
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15

Proven Track Record Points to Successful Model

- We see the integration of T-Mobile and Sprint deal as comparable to the integration of T-Mobile and MetroPCS. In the MetroPCS integration, T-Mobile executed market level integrations in major markets like New York, Los Angeles, and Miami where MetroPCS often had comparable subscriber numbers to key markets Sprint has today. In the New T-Mobile integration, the approach and process will remain the same, just spread across more markets and customers.
- In the T-Mobile – MetroPCS combination, which closed on April 30, 2013, management successfully delivered **MORE** synergies **FASTER** while maintaining a **SUPERIOR** customer experience for all users. Synergies came in $3 billion, or more than 40%, higher than the original plan. Total after-tax synergies amounted to an NPV of approximately $9 - 10 billion, compared to the initial estimate of $6 - 7 billion. The run-rate target of $1.5 billion was achieved in 2016, one year ahead of initial expectations. And T-Mobile lost less than 1% of MetroPCS's 8.9 million customers in the transition while more than doubling the size of the MetroPCS customer base over the past 5 years.
- The MetroPCS customer base was fully transitioned to the T-Mobile network by the end of Q2 2015, with 67% already transitioned just one year after the merger by the end of Q2 2014.
- Similarly, MetroPCS's spectrum was fully re-farmed by the end of Q2 2015, with 60% already re-farmed by the end of Q2 2014.
- Run-rate synergies were met earlier than expected primarily due to shutting down the MetroPCS CDMA network sooner than expected. Negotiations of decommissioned cell sites went quicker than expected as T-Mobile leaned into combining discussions with future cell site need negotiations. This resulted in lower cost to achieve than anticipated. Customers migrated quicker than expected with a strong upgrade device cycle. Additional synergy improvements came from better negotiations of procurement scale and roaming savings compared to expectations.

17

SUMMARY We believe the creation of New T-Mobile will be good for investors, consumers and America at large. The key benefits are: o Compelling timing for unique combination: We are at the precipice for the 5G revolution and this combination will help to make that revolution a reality, building a nationwide 5G network and creating new competition in wireless and adjacent industries. o Only company with capacity to build broad and deep nationwide 5G network: Only New T-Mobile will possess the necessary combination of spectrum, scale, financial position, and proven leadership to build out nationwide 5G in the critical early stages of the innovation cycle. o Extends U.S. global internet leadership in the 5G era: New T-Mobile will build out the nation’s best nationwide 5G network, forcing others to follow, and thereby creating a 5G ecosystem that will put the U.S. back in the leadership position. o Continues the pro-consumer Un-carrier strategy: The combination will allow New T-Mobile to use its scale as well as the capacity created from its 5G network to supercharge the Un-carrier and continue competing to drive prices lower for all Americans. o Creates thousands of American jobs and unlocks economic growth: New T-Mobile will be a job creator from day one and its investments in network, customer care, and retail will provide benefits to the U.S. economy o Compelling case for regulatory approval: The combination will create a scaled player that can better compete with entrenched industry leaders as well as converged peers in multiple industries by creating a nationwide 5G network that will create capacity that can be used to drive competition for lower prices for American consumers.

Important Additional Information In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091. Participants in the Solicitation T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above. No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Cautionary Statement Regarding Forward-Looking Statements This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

REDACTED – FOR PUBLIC INSPECTION    EXECUTIVE SUMMARY T-Mobile US, Inc. (“T-Mobile”) and Sprint Corporation (“Sprint”) respectfully request approval from the Federal Communications Commission (“FCC” or “Commission”) to join together to form “New T-Mobile.” This proposed merger is necessary to accomplish a goal critical to enhancing consumer welfare in this country: the rapid and widespread deployment of 5G networks in a market structure that spurs rivals to invest in a huge increase in capacity, and, correspondingly, to drop tremendously the price of data per gigabyte. New T-Mobile will be able to leverage a unique combination of complementary assets to unlock massive synergies in order to build a world-leading nationwide 5G network that will deliver unprecedented services to consumers, increasingly disrupt the wireless industry, and ensure U.S. leadership in the race to 5G. Consumer Benefits Are Compelling. This transaction is a unique opportunity to deliver myriad compelling benefits for American consumers, which would not be achievable in the absence of the merger: • New T-Mobile Will Build a World-Class Nationwide 5G Network That Will Leapfrog Verizon and AT&T’s Networks.    New T-Mobile will invest nearly $40 billion to combine the complementary spectrum, sites, and assets of T-Mobile and Sprint to deliver a robust, nationwide world-class 5G network and services sooner than otherwise possible.    Current Sprint customers will realize 4G LTE coverage benefits; T-Mobile customers will realize improvements from the greater depth of spectrum; and, as the 5G network is built out, the speed and capacity gains will be significant. By 2024, the New T-Mobile network will have approximately double the total capacity and triple the total 5G capacity of T-Mobile and Sprint combined, with 5G speeds four to six times what they could achieve on their own. In the face of this challenge, Verizon and AT&T will need to respond with improved and accelerated 5G network investment and deployment to the betterment of all consumers and the country. • American Consumers Will Pay Less and Get More. As New T-Mobile expands its capacity, the cost of delivering each gigabyte of data to customers will be greatly reduced—“capacity will double and the cost of delivering data will plummet. [New T-Mobile] will compete aggressively with lower prices to take market share from Verizon

REDACTED – FOR PUBLIC INSPECTION and AT&T, allowing more customers to enjoy the benefits of [its] increased capacity.”1 This benefit will not be limited to T-Mobile’s customers. Indeed, an economic analysis by Dr. David Evans concludes that building the nationwide 5G network will provoke competitive responses from Verizon and AT&T that result in as much as a 55 percent decrease in price per GB and a 120 percent increase in cellular data supply for all wireless customers.2 Consumers get both a dollar and also a data dividend from the merger. • New T-Mobile Will Deliver Fiber-Like Speeds That Enable Exciting and Innovative Uses on a Broader Basis. New T-Mobile’s nationwide 5G network will make possible real-time interactivity and a significantly enhanced user experience. The new network will virtually eliminate the constraints consumers currently experience in congested environments, allowing for near instantaneous sharing and downloading of content from almost any location. This will transform the way Americans live, work, travel, and play by facilitating an enormous variety of Internet of Things (“IoT”) applications, as well as the full spectrum of connected devices. Even better, the broad geographic reach of New T-Mobile’s 5G network will facilitate the use of advanced applications that are critically needed in small towns and rural communities.    • New T-Mobile Will Provide a Bona Fide Alternative to Traditional In-Home Broadband Providers. New T-Mobile’s robust, nationwide 5G network will eliminate the speed and capacity differential between mobile and in-home wired broadband for many Americans, allowing millions more Americans to free themselves from the grip of traditional in-home broadband providers. The new 5G network’s speeds, capacity, and low prices will allow consumers to “cut the cord” and use their mobile wireless service as their broadband service both inside and outside the home and pocket the savings from eliminating an unnecessary and costly wired broadband bill month after month. New T-Mobile will also offer an aggressively priced wireless in-home broadband solution to compete head-on with the traditional providers. • The Merger Will Create Expanded Choices for Enterprise and Video Customers. The merger also will unleash a maverick Un-carrier delivering competition and lower prices for customers of other services. New T-Mobile will have the scale, spectrum, and financial strength to disrupt the enterprise segment and video marketplace with innovative products and services that will bring much-needed competition, innovation, and consumer choice to these areas.    • Rural Americans Win Big with Better Service, Including High Speed Broadband. New T-Mobile will bring increased broadband coverage to rural Americans, along with improved signal quality and increased network capacity that will enable data-intensive    1 Declaration of G. Michael (“Mike”) Sievert, President and Chief Operating Officer, T-Mobile US, Inc., Appx. C, at ¶21 (“Sievert Decl.”). 2 See David S. Evans, Market Platform Dynamics, “Economic Analysis of the Impact of the Proposed Merger of T-Mobile and Sprint on the Deployment of 5G Cellular Technologies, the 5G App Ecosystem, and Consumers, Enterprises, and the Economy,” Appx. G, Section V.C., ¶¶220-44 (“Evans Decl.”). ii

REDACTED – FOR PUBLIC INSPECTION applications and superior rural consumer experiences. This improved service will be accompanied by enhanced customer service through 600 or more new stores and up to five call centers located to serve rural areas and small towns. • Accelerated 5G Deployment Will Help the United States Continue to Lead the World.    As Chairman Pai has stated, the United States should “be the best country for innovating and investing in 5G networks”3 and “continue[] to lead in 5G and to enable wireless consumers to benefit from these technologies sooner rather than later.”4 New T-Mobile’s 5G nationwide network will help ensure that this leadership happens right here in the United States. • The Merger Will Create Thousands of Additional American Jobs. Finally, the merger will create jobs on New T-Mobile’s first day and going forward. New T-Mobile will hire employees to build the new network; extend the Un-carrier customer care model to a wider subscriber base; and support customers in growing segments like in-home broadband, enterprise, and IoT. New T-Mobile’s increased investment and rapid growth—and resultant accelerated roll-out of 5G services—also will stimulate thousands of additional jobs throughout the U.S. economy.    Competition Will Intensify. The merger is resoundingly pro-competitive and pro- consumer:    • New T-Mobile Will Be a Disruptive Consumer-Focused Un-carrier. New T-Mobile will have the scale and resources to take the Un-carrier movement to the next level and into new market segments. The combined company will have lower costs and the incentives to engage in aggressive pricing to expand its 4G LTE customer base as the industry continues its major transformation towards 5G. To date, T-Mobile and Sprint, individually, have not been able to materially erode Verizon and AT&T’s wireless market share or overcome their scale advantages. New T-Mobile, however, will be able to go toe-to-toe with the two larger rivals to the benefit of competition and consumers. • New T-Mobile Will Have Incentives to Compete Aggressively. The combined company’s network will have enormous capacity that will incentivize New T-Mobile to compete vigorously to “fill up” the network. This increased pressure to utilize added capacity is supported by New T-Mobile’s financial plan, which calls for the company to provide a combination of greater value and lower cost for conventional data services and to continue offering subscribers more data each year without increasing prices. Indeed, as Dr. David S. Evans substantiates, added capacity has historically reduced unit prices for consumers, and it will continue to do so here.    3 Chairman Ajit Pai, Remarks at Mobile World Congress, Barcelona, Spain (Feb. 26, 2018), https://apps.fcc.gov/edocs_public/attachmatch/DOC-349432A1.pdf. 4 Chairman Ajit Pai, Remarks at Mobile World Congress Americas, San Francisco, CA (Sept. 12, 2017), https://docs.fcc.gov/public/attachments/DOC-346666A1.pdf.iii

REDACTED – FOR PUBLIC INSPECTION • T-Mobile and Sprint Are Merging to Beat Verizon and AT&T, Not to Be Like Them.    Verizon and AT&T are investing in a wide array of businesses in recognition of a converging broadband market, and therefore their interests and resources are spread across a lot of areas. New T-Mobile will be laser-focused on improved broadband connectivity at a lower price. This means New T-Mobile will not be coordinating with AT&T, Verizon or other large players to increase prices or restrict the amount of data delivered per dollar.    • Other Large Players Will Intensify Competition Further. Many significant companies, particularly Comcast and Charter, but also DISH, TracFone, and Google, have successfully entered or are on the verge of entering the wireless market, demonstrating the intensity of current competition in the sector. Indeed, renowned economists Professor Steven Salop and Dr. Yianis Sarafidis find that, “a conclusion that there will be higher risk of coordination after this merger cannot be supported” by the totality of the evidence and economic analysis.5                T-Mobile’s Chief Executive Officer John Legere aptly captures the benefits of this transaction for consumers and competition: We are committing nearly $40 billion to bring this company into the 5G era over the first 3 years, with the majority of this investment focused on the rapid enhancement of the network, in order to retain our existing customer base, attract new customers, and benefit from being first to deliver transformative 5G services across the country. That’s why we plan to expand T-Mobile’s unique customer service model to Sprint while we subsequently deliver better coverage, reliability, and speed. And that’s why we will keep prices low for consumers, who are vital to our ability to build out 5G infrastructure across the country. When it comes to changing how the wireless industry operates, we’re only getting started.6    For these reasons, the grant of the T-Mobile and Sprint applications to transfer their authorizations to New T-Mobile clearly will serve the public interest, convenience and necessity. 5 Declaration of Prof. Steven C. Salop and Dr. Yianis Sarafidis, Charles River Associates, Appx. H, at ¶9.    6 Declaration of John Legere, Chief Executive Officer, T-Mobile US, Inc., Appx. A, at ¶23.iv